Contact

www.linkedin.com/in/jasonfieldsrl
(LinkedIn)

Top Skills

FDA
Product Launch
Talent Management

Jason Field, DVM

Executive Coach, CEO, Strategic Advisor
Flagstaff, Arizona, United States

Summary

Jason Field is an executive coach and strategic advisor with a track record of success as a multinational CEO, board member, entrepreneur, and outdoor professional.

He is the past president and CEO of W. L. Gore & Associates, a $4B + privately held global materials science company. During his tenure as President and CEO, Jason drove 5-year shareholder returns that outpaced the S&P 500 index by engaging customers and Associates in a purpose driven enterprise strategy that put Gore on the 100 Great Places to Work list. Prior to leading the enterprise, he served in a progression of global business and functional roles that helped establish Gore's Medical Products Division as the global leader in Aortic intervention. Jason served on W.L. Gore & Associates' and AdvaMed's board of directors.

Jason earned his bachelor's degree in pre-veterinary medicine and agribusiness from Arizona State University and his Doctor of Veterinary Medicine degree from Oregon State University. Before joining Gore in 2005, he owned and operated Northern Arizona Equine, PC and Fieldcare Veterinary services, LLC, which delivered veterinary care to sport horses throughout Arizona. He founded and successfully exited both the veterinary business and real estate holdings. Jason maintains a license to practice veterinary medicine in Arizona.

Jason also guides seasonally in the Grand Canyon, is on the Arizona Snowbowl Courtesy Patrol, and holds wilderness first responder and avalanche rescue certifications. He resides in Flagstaff, Arizona.

Experience

Self-employed
Past President and CEO at W.L. Gore and Associates
January 2021 - Present (3 years 1 month)

Self Reliant Leadership, LLC
Executive Coach
September 2022 - Present (1 year 5 months)
United States

JField Consulting, LLC
Strategic Advisor and Board Member
January 2021 - Present (3 years 1 month)
United States

Strategy consultant with a unique capability to create and leverage enterprise alignment for value creation. Director and advisor to several for profit and not for profit boards in the healthcare and outdoor industries.

American Institute for Avalanche Research and Education (AIARE)
Chairman of The Board of Directors
April 2021 - Present (2 years 10 months)
United States

Grand Canyon Adventures
Guide
April 2022 - Present (1 year 10 months)
Arizona, United States

W. L. Gore & Associates
2 years 9 months

President and CEO
April 2018 - December 2020 (2 years 9 months)
Newark, DE

Gore is a technology-driven, global company built on entrepreneurial innovation, integrity, and teamwork. Through our product leadership, we've been changing lives and changing industries, including fabrics, medical devices, electronics, and manufacturing for 60 years.

• Guides overall strategic direction of the Gore Enterprise
• Foster Gore's rich legacy of innovation and inclusive work environment
• Empower Associates to make a difference
• Member of Gore's Board of Directors

Board Member
April 2018 - December 2020 (2 years 9 months)

Newark, DE

AdvaMed
Board Member
March 2017 - December 2020 (3 years 10 months)
Newark, DE

Northern Arizona Military Affairs Council
Board Member
2017 - 2018 (1 year)
Flagstaff, AZ

W. L. Gore & Associates
13 years

Divisional Sales and Marketing Leader
2016 - 2018 (2 years)
Flagstaff, AZ

Medical Products Division

Global Marketing Leader
2015 - 2016 (1 year)
Flagstaff, AZ

Medical Products Division

Business Unit Leader
2012 - 2015 (3 years)
Flagstaff, Arizona

Aortic Business - Medical Products Division

Product Specialist Coordinator
2009 - 2012 (3 years)
Flagstaff, AZ

Product Specialist Leadership - Abdominal Aortic Product Portfolio

TAG Product Specialist
2006 - 2009 (3 years)
Flagstaff, AZ

Global responsibility for TAG Product Line

Seamguard Product Specialist
2005 - 2006 (1 year)
Flagstaff, AZ

Global responsibility for Seamguard product line

Northern Arizona Equine, PC
Owner
2000 - 2005 (5 years)
Flagstaff, Arizona Area

CEO and Head Veterinarian - Northern Arizona Equine, PC

Star Valley Veterinary Clinic
Associate Veterinarian
1999 - 2000 (1 year)
Payson, AZ

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Education

Oregon State University
Doctor of Veterinary Medicine, Veterinary Medicine · (1995 - 1999)

Arizona State University
Bachelor of Science (B.S.), Business / Pre-veterinary Medicine · (1990 - 1994)

Washington State University
Doctor of Veterinary Medicine, Veterinary Medicine · (1995 - 1999)